March 9, 2016

VIA EDGAR

Jay Williamson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Discount Yield Fund (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-209894; 811-23143

Dear Mr. Williamson:

Please accept this letter as an amendment to the Registration Statement on Form N-2 (File No. 333-209894) filed with the Securities and Exchange Commission on March 3, 2016 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

The Fund requests that the Staff contact Owen J. Pinkerton, Esq. at (202) 216-4812 or opinkerton@mmmlaw.com with any questions or comments.

NEXPOINT DISCOUNT YIELD FUND

/s/ Brian Mitts
Brian Mitts
Chief Financial Officer and Treasurer